FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 3 April, 2002

GlaxoSmithKline plc
(Name of registrant)

GLAXOSMITHKLINE, 980 GREAT WEST ROAD BRENTFORD,
BRENTFORD, MIDDLESEX TW8 9GS
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F

Form 20-F ____ Form 40-F

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ____ No ___

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

Directors' Interests

I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the undermentioned directors:

Sir Richard Sykes	Beneficial interest in 12 Ordinary Shares purchased under a Personal Equity Plan on 2 April 2002 at £16.50.
	Lady Janet Sykes (wife); beneficial interest in 7 Ordinary Shares purchased under a Personal Equity Plan on 2 April 2002 at £16.50.
Mr J D Coombe	Beneficial interest in 6 Ordinary Shares purchased under a Personal Equity Plan on 2 April 2002 at £16.50.
	Mrs G A Coombe (wife); beneficial interest in 4 Ordinary Shares purchased under a Personal Equity Plan on 2 April 2002 at £16.50.
Sir Christopher Hogg	Beneficial interest in 19 Ordinary Shares purchased under a Personal Equity Plan on 2 April 2002 at £16.50.
Sir Peter Job	Beneficial interest in 2 Ordinary Shares purchased under a Personal Equity Plan on 2 April 2002 at £16.50.

The Directors and the Company were advised of these transactions on 3rd April 2002.

S M Bicknell
Company Secretary

3rd April 2002

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

2 April 2002 — Abacus (GW) Trustees Limited, as trustee of The Glaxo Wellcome Employee Trust ("the Trust"), transferred 147,302 Ordinary Shares in the Company to participants of the Glaxo Wellcome 1999 Share Option Plan, the Glaxo Wellcome 1999 Long-Term Incentive Plan and the Glaxo Wellcome International Share Option Scheme. The Trust also sold 3,479 Ordinary Shares in the Company at £16.58 per share.

The Company was advised of this transaction on 3 April 2002.

The Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline Services Unlimited (formerly Glaxo Wellcome plc) and its subsidiaries are potential beneficiaries. Two of the Company's directors, Sir Richard Sykes and John Coombe are therefore interested in the shares held in the Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline Services Unlimited and its subsidiaries.

S M Bicknell
Company Secretary

3 April 2002

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 3 April, 2002

By:

VICTORIA LLEWELLYN
Authorised Signatory for and on
behalf of GlaxoSmithKline plc